

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 21, 2009

Room 7010

Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

      Re: **Lennar Corporation**
              Form 10-K for Fiscal Year Ended November 30, 2008
              File No. 001-11749
              Definitive Proxy filed March 4, 2009

Dear Mr. Gross:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief